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Exhibit 99.4

BUTTE COMMUNITY BANK
DIRECTOR EMERITUS PLAN

1.    Purpose

        The purpose of the Butte Community Bank Director Emeritus Plan (the "Plan") is to strengthen Butte Community Bank (the "Bank") and to secure the ongoing services of those Directors of the Bank who have served for many years as Directors and who cease acting as elected Directors of the Bank, but are willing to substantially contribute their experience and wisdom to the Bank as Director Emeritus. The Plan seeks to accomplish this purpose and achieve this result by providing future compensation for those Directors of the Bank who become a Director Emeritus and who provide service to the Bank in accordance with the Plan.

2.    Administration

        The Plan shall be administered by the Board of Directors (the "Board"). The Board, in its sole discretion, may from time to time appoint a Director Emeritus Committee of the Board to administer the Plan and exercise all of the powers, authorities and discretion of the Board under the Plan. Any action of the Board, or of a Director Emeritus Committee, if applicable, with respect to the administration of the Plan shall be taken pursuant to a majority vote or the unanimous written consent of its members. Subject to the express provisions of the Plan, the Board, or the Director Emeritus Committee, if applicable, shall have the authority to construe and interpret the Plan; define the terms used herein; prescribe, amend and rescind the rules and regulations relating to the administration of the Plan and make all other determinations necessary or advisable for administration of the Plan. All decisions, determinations, interpretations or other actions by the Board, or Director Emeritus Committee if applicable, shall be final, conclusive and binding or all persons, inclusive of Director Emeritus.

3.    Eligibility

        Outside Directors of the Bank who have satisfactorily served ten or more consecutive years as an outside Director and any outside Directors who have satisfactorily served five or more consecutive years as an outside Director and immediately prior thereto served five or more consecutive years as an inside Director, shall qualify and be entitled to participate under the Plan. Director Emeritus status is obtained by those outside Directors who qualify under this Plan immediately upon retirement of their directorship with the Bank, provided such outside Director has provided written notice of the election of Director Emeritus status no later than thirty (30) days prior to retirement as an outside Director.

4.    Effective Date of the Plan

        The Plan shall be adopted by the Board as of March 20, 2001 and shall be effective on March 20, 2001.

5.    Termination of the Plan

        Unless previously terminated by the Board, the Plan shall terminate at the close of business on January 1, 2005; provided, however, that the Board may extend the date of termination of the Plan for additional years. No Director shall be entitled to become a Director Emeritus after such date; however, those individuals who are Director Emeritus at that date shall not be effected by the termination of the Plan.

6.    Term of Service

        For a Director who qualifies for Director Emeritus and becomes a Director Emeritus pursuant to the Plan, the term of Director Emeritus status shall be for a, period of five years from the date of retirement as an outside Director of the Bank, provided they meet all of the requirements under the Plan. Director Emeritus status can terminate upon any of the following events:

          A.    Death of Director Emeritus.

          B.    Inability of the Director Emeritus to provide service to the Bank.

          C.    Upon the fifth year anniversary of the date of retirement as an outside Director.

          D.    Resignation as Director Emeritus.

          E.    Determination by the Board of Directors of the Bank that Director Emeritus has not fulfilled service requirements pursuant to the Plan.

          F.    Reelection or appointment of the Director Emeritus as a Director of the Bank.

          G.    Failure to maintain ownership in the Bank stock at least equal to one-half of the Director Emeritus' stock ownership in the Bank at the time of retirement as an outside director of the Bank.

7.    Required Service

        To qualify for the remuneration described in this Plan, a Director Emeritus must perform the following services during the term as Director Emeritus:

          A.    Continue to utilize the Bank as a significant banking facility for Director Emeritus and his or her businesses.

          B.    Continue to refer customers to the Bank and to support the Bank within the communities served by the Bank.

          C.    Allow the Bank to utilize the Director Emeritus' name in all of the Bank publications.

          D.    When invited by the Chairman of the Board, utilize best efforts to attend the Bank and the Bank retreats, meetings and other functions.

          E.    Serve on an ad hoc committee of the Bank, if requested by the Chairman.

          F.    Provide meaningful and comprehensive input to strategic issues or policies as requested by the Chairman.

          G.    Do not become involved as a director, officer, large shareholder (over 1%), advisor, consultant or employee of any financial institution operating in a one hundred mile radius of Chico, California.

          H.    Be accessible to officers, Directors and attorneys for any litigation support for the Bank involving the directorship with the Bank.

        The Board or the Director Emeritus Committee, if applicable, may waive any of the individual service requirements set forth above on a case-by-case basis.

        The Board shall evaluate the performance of each Director Emeritus on an annual basis to determine if each Director Emeritus has fulfilled the service requirements of the Plan. Such evaluation shall be conducted in conjunction with the nomination of candidates for the position of Director of the Bank.

8.    Remuneration

        A Director Emeritus shall receive, for a period not to exceed five consecutive years, a monthly sum equal to a percent of the base Director fee they were receiving for serving as a Director at the time they became a Director Emeritus. This percentage shall be on a sliding scale as follows:

Time Period	Percentage
1st year	90%
2nd year	80%
3rd year	60%
4th year	50%
5th year	40%

        The Board may suspend such remuneration for any Director Emeritus the year after the Bank had a net operating loss.

9.    Additional Remuneration

        During the term of Director Emeritus, a Director Emeritus can participate in existing stock options that were granted to the Director Emeritus.

10.  Merger or Acquisition

        In the event of any merger, consolidation or acquisition where the Bank is not the surviving entity or resulting corporation, or upon transfer of all or substantially all of the assets of the Bank (any of these events shall be referred to as an "Acquisition"), this Agreement shall continue and be in full force and effect with the exception that the Director Emeritus will not be required to perform the services set forth in Section 7, paragraphs A through F. In the event of an Acquisition and upon election by the resulting corporation, the resulting corporation shall pay the Director Emeritus a lump sum amount in cash equal to 50% of the remaining benefits due such Director Emeritus under the Plan. Such lump sum payment shall be made within ten days of the Effective Date of the Acquisition. The lump sum payment shall be considered to be full and complete satisfaction of any and all rights, which Director Emeritus may enjoy under the Plan.

11.  Governing Law

        The Plan shall be governed by the laws of the State of California.

Approved by the Board of Directors: March 20, 2001.

Effective: March 20, 2001

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  Exhibit 99.4
BUTTE COMMUNITY BANK DIRECTOR EMERITUS PLAN